Form C

Cover Page

Name of issuer:

Viroment Capital LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: DE
Date of organization: 1/27/2020

Physical address of issuer:

33 South 6th Street
Suite 4730
Minneapolis MN 55402

Website of issuer:

http://www.viroment.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☑ Debt
- ☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,000,000.00

Deadline to reach the target offering amount:

8/17/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$18,200.00	$0.00
Cash & Cash Equivalents:	$200.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$19,000.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,000.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Viroment Capital LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Chris Reimers	Nutrient Management Manager	Settje Agri-Services	2020
Paul Koenig	CEO	Viroment	2020
Russ Vering	President	Central Plains Milling	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Paul Koenig	CEO	2020
Chris Reimers	Chief Field Officer	2020
Russ Vering	Vice President	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Chris Reimers	250.0 Units	25.0
Russ Vering	250.0 Units	25.0
Viroment USA, LLC	500.0 Units	50.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company will be materially affected by conditions in the real estate markets, the financial markets and the economy generally. In recent years, concerns about the mortgage market, high unemployment, the availability and cost of credit, and public health concerns including but not limited to COVID-19 and other potential future outbreaks have contributed to increased volatility and uncertainty for the economy and financial markets. These factors may negatively impact the Company, causing a decline in the market value of the Company's properties in several cities in Nebraska (the "Properties"), once purchased.

The Company does not own the Properties. The success of the Company is dependent upon the Company's ability to acquire the Properties, and there are no assurances that the Company will be able to do so. The Company will not be able to close on the purchase of the Properties until the proceeds of the offering have been received and closed upon.

Government regulation. The business of acquiring and leasing real estate to be used for agricultural purposes, including specifically hog farming / growing, is subject to a significant degree of government regulation. The regulations include potentially costly matters, such as requiring improvements to meet building codes and standards, and environmental matters. Any new or increased levels of regulation could adversely impact the profitability of the Company.

Lack of diversification. The Company will acquire, own and operate the Properties, and does not intend to engage in any other business, and will therefore not have the benefit of maximum diversity. As a result, any adverse change (a) in the geographic area in which the Properties are located or (b) in the industry(ies) in which the Company's prospective tenants (the "Tenants") located on the Properties operate could have a significant adverse effect on the Properties and the Company's business that will not be mitigated or offset by other lines of business or investments.

Competition. The real estate industry is highly competitive, and the Company faces competition from other individual and institutional buyers for investment opportunities. These competitors may be real estate developers, real estate financing entities, real estate investment trusts, mutual funds, hedge funds, investment banking firms, institutional investors and other entities or investors that acquire real estate and may have substantially greater financial resources than those available to the Company. All of these factors may negatively impact the performance of the Company.

The performance and value of the Company are subject to risks associated with its real estate and with the real estate industry. The economic performance of the Company and the value of the Properties are subject to the risk that the Properties may not generate revenues sufficient to meet its operating expenses and capital expenditures. Accordingly, the Company's cash flow may be adversely affected, reducing the Company's ability to meet its repayment obligations to the noteholders under the Promissory Notes. The following factors, among others, may adversely affect the income generated by the Company's intended Properties: (a) downturns in the national, regional and local economies; (b) competition from newly-developed properties; (c) localized real estate conditions, such as oversupply or reduced demand for space; (d) changes in interest rates and/or other financial market volatility, including changes in the availability of capital; (e) changes in lending regulations and reserve requirements, as well as changes in tax laws and accounting principles; (f) the perceptions of Tenants regarding the safety, convenience and attractiveness of the Properties for their intended purposes or otherwise; (g) increased operating costs, including insurance expense, utility expense, real estate taxes, state and local taxes, and fluctuating security costs; (h) significant fixed costs associated with the Properties, such as real estate taxes, insurance and maintenance costs, which are generally not reduced when circumstances cause a reduction in revenues from the Properties; (i) declines in the financial condition of the Tenants and the ability to collect rent from Tenants who are impacted by insolvency, inflation, recessions or other economic events; (j) macro-economic events, including fluctuations in energy supplies and changes in the federal government's economic and fiscal policies, that impact the financial condition of Tenants; (k) casualty and condemnation risks; (l) natural disasters, civil disturbances, terrorism, or acts of war that may result in uninsured or underinsured losses; and (m) typical financial and operational burdens with respect to the ownership of real estate, which include the payment of expenses and taxes, and the cost of the maintenance and improvements of the Properties.

The anticipated closing on the Properties is contingent. If the Company is unsuccessful in raising the funds needed to close this offering, it will not be able to invest in the Properties. There is no guarantee the Company will be able to raise the capital necessary to invest in the Properties. Additionally, even if the Company receives the proceeds of this offering, there is no guarantee that it will ultimately invest in the Properties.

Risk related to illiquid assets. Liquidity relates to the ability of the owner to dispose of assets readily and the price to be paid for them. The Company's assets are inherently illiquid. Such illiquidity could prevent the sale by the Company of the Property at a time when it otherwise might be desirable to do so. This lack of liquidity may have an adverse impact on the value of the Company. In addition, illiquid assets may be more difficult to value due to the unavailability of reliable market quotations. The sale of less marketable assets may require more time and result in lower prices due to higher brokerage charges and other selling expenses than the sale of more marketable assets.

The success and availability of new technology cannot be assured. The Company's business plan includes the construction of barns for the commercial raising of hogs on the Properties, including construction and implementation of a hog waste treatment system in each barn (the "Treatment System"). Each Treatment System incorporates proprietary technology (the "Technology") which the Company does not own. The Technology is owned by the Manager (i.e., Viroment USA, LLC). The Company will purchase the Treatment System from the Manager for installation at the Properties. Because the Company does not own the Technology and underlying intellectual property rights to the Technology, availability of the Technology to produce and install the Treatment System in the Properties cannot be assured. The Treatment System will be a portion of the assets leased to the Tenants of the Properties. The Treatment System and the Technology will be used by the Tenants as a part of their hog farming / growing operations product. A component of the Company's business plan is the successful implementation of the Treatment System and the Technology, which will allow the Company to harvest dried hog waste and sell it for a profit to third parties. The Technology is new technology without a history of adoption at the commercial level. The success of the Company will depend in part on the adoption of the Treatment Systems and Technology by the Company's Tenants. It is not possible to predict the success of the Treatment Systems or Technology or whether the Treatment Systems and Technology will be adopted without problems by the Tenants. The effective performance and reliability of the Treatments Systems and Technology are critical to the Company's reputation and its ability to attract and retain hog farming Tenants.

General real estate risks. The Company will be materially affected by conditions in the real estate markets, the financial markets and the economy generally. In recent years, concerns about the mortgage market, high unemployment, the availability and cost of credit have contributed to increased volatility and uncertainty for the economy and financial markets. These factors may negatively impact the Company, causing a decline in the market value of the Company's properties in several cities in Nebraska (the "Properties"), once purchased.

Risks associated with Tenants. The industry of the Tenants for the Properties, hog farming/growing, is highly competitive, and the Tenants face competition from other individual and institutional hog farmers/growers. These competitors may be large, corporate agricultural producers with substantially greater financial resources than those available to the Tenants. The Tenants rely on third party vendors and other suppliers to operate their businesses. In the event one or more of these third-party providers experiences an interruption in its business operations, a Tenant could experience a material adverse effect on its business operations or financial condition. Other economic and public health conditions in the markets in which the Tenants operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact the business of the Tenants. Various economic and public health conditions can have a significant negative impact on the business of the Tenants. A decline in the financial condition of the Tenants, due to market competition, failure of third party providers or otherwise, and the ability to collect rent from such Tenants may adversely affect the Company's ability to meet its operating expenses, including its repayment obligations to holders of the Promissory Notes.

Cash Flow Risk. Any projected cash flows included in this offering statement should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this offering statement. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. Investors are advised to consult with their own tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. The Company and the Manager make no representation or warranty as to the future profitability of an investment in the Company. A decrease in rental revenues of the Company may materially and adversely affect the Company's cash flow. No assurance can be given that future cash flow will be sufficient to cover all operating expenses. If the Company's revenues are insufficient
to pay operating costs, the Company may be required to use reserves or seek additional funds. There can be no assurance that additional funds will be available if needed, or, if such funds are available, that they will be available on terms deemed acceptable to the Manager.

Assessment of Investment Yields. No assurances can be given that the Company can make an accurate assessment of the yield to be produced by the Properties. Projected operating results will normally be based primarily on the judgment of the Manager. In all cases, projections are only estimates of future results based upon assumptions made at the time the projections are developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. Many factors beyond the control of the Company are likely to influence the yield on the Property, including, but not limited to, competitive conditions in the local real estate market and local and general economic conditions.

No operating history. We were incorporated as a limited liability company in January of 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operation. There can be no assurances that we will ever operate profitably. We may not be able to successfully implement or operate our business plan. You should not rely on the past performance of the Manager or the Manager's members, to predict our future performance. You should consider our business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

Limited operating history of the manager. The Manager has limited prior operating histories in other facets of the real estate industry and has not previously formed an entity for the same purpose as the Company. To date, the principal activities of the Company have consisted of organizational matters, performing due diligence on the Properties and the preparation of this offering. Although the Manager and affiliates of the Manager have some experience in the ownership, development, leasing, construction, and management of real estate, neither the Company nor the Manager has any significant operating history.

Limited working capital and reserves. The Manager will budget a limited sum for operating reserves and for start-up expenses and carrying costs associated with investment into the Properties. In the event of delays, the Company may require additional funds. There can be no assurance that such additional funds can be obtained by the Company, and failure to obtain such funds could adversely affect the Company's operations.

Limited valuation of the manager and limited net worth of its members. The Manager has a limited valuation and its member has a limited net worth, and neither has any obligation to make capital contributions or loans to the Company. Although neither the Manager nor its member will generally be liable for obligations of the Company during the time that the Company maintains its registration as a limited liability company, lenders and other suppliers or creditors dealing with the Company may be influenced by the valuation of the Company, the valuation of the Manager and the net worth of the Manager's member in extending credit to the Company, which may have an adverse effect on the Company.

Personnel. If the Company fails to retain its key personnel, it may not be able to achieve its anticipated level of growth and the Company's business could suffer. The Company's future financial success depends, in part, on its ability to attract and retain key personnel. The Company's future financial success also depends on the continued contributions of the Manager and the Company's members, executive officers and other key technical personnel, each of whom would be difficult to replace. The process to replace any of the Manager of the Company's executive officers and other key technical personnel would involve significant time and expense and may significantly delay or prevent the achievement of the Company's business objectives.

The Company's management team does not work full-time for the Company. The Company's management team has other professional commitments and engagements and do not devote their full-time to the Company. Accordingly, the Company may not be able to operate with efficiency and effectiveness as it would if its management were full-time employees.

The Company's operating expenses and administrative costs may be higher than expected. The Company will incur various operating expenses and administrative costs in connection with this offering and the operation of the Properties (including, but not limited to, legal and accounting fees). If expenses are higher than projected, the amounts available for repayment of the Company's obligations under the Promissory Notes to the noteholders will decrease.

Future fundraising may affect the rights of investors. In order to fully fund our business plan, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. The Company may procure debt financing secured by the assets of the company, which would have priority over unsecured debt obligations of the Company like the securities offered in this offering, the Promissory Notes. Any ability to generate or pay profits will be contingent upon first repaying any such debt and contractual obligations.

The Company may require additional funds. The Company anticipates that the proceeds from this offering will provide the Company with sufficient capital to invest in the Properties. However, the Company may require additional future capital to sustain growth and profitability or to satisfy losses and other liabilities. Changes in the planned operations of the Company may result in a change in the timing and amount of required additional capital. There can be no assurance that additional capital will be available to the Company when needed or on terms acceptable to the Company.

The Company expects to incur additional debt. The Company expects to incur debt, including debt secured by the Company's assets, to partially fund construction of the barns on the Properties. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on the Company's ability to repay its obligations under the Promissory Notes. Any secured debt incurred by the Company in connection with the construction of the barns or otherwise will have payment and lien priority over the Promissory Notes issued in this offering.

The Company may be unable to secure additional necessary financing. The Company cannot guarantee that it will be able to raise additional funds on commercially feasible terms or at all. Thus, there is no assurance that the Company will be able to continue to develop and fully implement its business plan or continue to operate if the necessary funding is not available.

The Company may not generate sufficient revenues, or any revenues, that would enable you to recover your investment or make any profits. The business of the Company is based upon the development of discrete Properties. Any revenues generated will need to cover all costs, expenses, repayment of debt (principal and interest), as well as other contractual obligations of the Company (including future contractual obligations), including payment of expenses that are superior in right to the rights of a Promissory Noteholder.

Casualty Losses. Although the Manager expects to obtain and keep in force comprehensive liability and casualty insurances on the Properties, there are certain types of losses that are either uninsurable or not economically insurable. Such losses include, but may not be limited, to earthquakes, tornadoes, high winds, war, and floods. Should any of these or other disasters occur, the Company could suffer material adverse effects. In addition, in the event of significant damage to or destruction of the Properties, the Company may elect to accept insurance proceeds and not elect to rebuild the Project subjected to loss. If insurance proceeds are not used to replace the Properties, the Company may end up with a Properties lot not easily saleable. As a result, the Company could suffer reduced revenues and may need to re-adjust its accounting. In addition, new developments in the insurance markets could make coverage for certain risks either unavailable or prohibitively expensive. As a result, the Company may be unable to obtain certain types of coverage or coverage at acceptable levels of cost and may be exposed to various risks, which, in the past, have been insurable in the ordinary course of business.

The Manager's interests may conflict with yours. Upon the completion of this Offering, the Manager will control the day-to-day activities of the Company and certain decisions such as the investment in the Properties. The Manager thereby will determine all matters of the general policy of the Company. The Company cannot assure you that the interests of the Manager will always align precisely with your interests.

Creation of future funds. The Manager will be investing in other real estate projects and that may impact the duties of the Manager with respect to this offering. The Manager cannot assure that it will adequately manage multiple investments with different investment strategies. The negative performance of future Properties may indirectly impact the performance of Properties by drawing the Manager's attention towards the poorly performing Properties.

Lack of Separate Legal Representation. The Company is represented by the law firm of Saul Ewing Arnstein & Lehr LLP in Minneapolis, Minnesota. Potential investors should seek separate legal counsel to review documents related to this offering and advocate for their individual legal needs.

Affiliate Transactions. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not at arm's-length but will be in all cases consistent with the duties of the management of the Company to its unitholders or its noteholders (if any, with respect to the noteholders). The Company plans to use the Technology in its operations, specifically by installing Treatment Systems purchased from the Manager (i.e., Viroment USA, LLC) at the Properties. The proprietary intellectual property rights to the Technology are owned by the Manager. The Company will license or otherwise acquire the right to use the Technology in its operations by purchasing the Treatment Systems from the Manager for installation at the Properties. This transaction is an example of a transaction with an affiliate in which the Company will engage.

The Promissory Notes are "Restricted Securities." The Promissory Notes the Company is offering in this placement have not been registered under the Securities Act of 1933 (the "1933 Act") or under the securities laws of the states in which they will be offered. You will not be able to resell the Promissory Notes unless they are subsequently registered or an exemption from registration is available. The Company has no obligation to register the Promissory Notes under the 1933 Act or any state securities law. The Company will refuse to transfer your Promissory Notes to a potential buyer if such a transfer would violate federal or state securities laws. As a result of these restrictions, investors hereby must bear the economic risks of their investment for an indefinite period of time. An investment in the Company is suitable only for sophisticated investors who can afford to bear the risk of a complete loss of such investment. Purchase of the Promissory Notes should be considered only by persons financially able to maintain their investment and who can afford a loss of all or a substantial part of such investment.

No guarantee of any return of your investment. While the Company intends to make repayments to the noteholders from monies collected and the proceeds it receives from operation of the Properties, there is no assurance that the Company will be able to fully repay all notes plus accrued interest at maturity. There can be no assurance as to whether or when you will get your invested capital returned. The potential will exist for a partial or total loss of your investment. You will not have a secured interest in the Properties.

Other limitations on voluntary and involuntary transfers; including the one-year requirement. In addition to restrictions of the transfer of the Promissory Notes that are imposed by law, the Promissory Notes are subject to numerous contractual limitations that will substantially limit your ability to transfer your Promissory Notes.

Limited resale rights. The Company offers no guaranteed rights of repurchase prior to the maturity date. You should be cognizant that you will not be able to demand redemption of your promissory notes under any circumstances. Your investment will be "locked up" for at least one year and should, therefore, be viewed as a long-term and illiquid investment.

No voting rights. The Promissory Notes the Company is offering to provide no governance rights and voting rights. You will not have any right to participate in the management of the Company. The Manager will control day to day activities of the Company and all decisions. You should not invest in the Promissory Notes unless you are willing to entrust all decisions to the Manager.

The offering price was arbitrarily determined. The price of the Promissory Notes in this offering was arbitrarily determined by the Company. You must rely on your own business and investment background and your own investigation of the business and affairs of the Company in determining whether to invest in the Promissory Notes. We make no representation as to the value of the Promissory Notes, and there can be no assurance that you will be able to sell your Promissory Notes at any price.

No registration rights. The Company does not intend to register the Promissory Notes or any of its securities with the Securities and Exchange Commission and you will have no right to require the Company to do so.

The Company has broad discretion in the application of the proceeds from the sale of the Promissory Notes. The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of any net proceeds received in this offering.

Factual statements have not been independently verified. No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the managers, officers, and employees of the Company, or to the anticipated future performance of the Company.

An investment in the Company is speculative. Purchasers of the Promissory Notes offered hereby may not realize a return on their investment and could lose their investment. Investors should carefully review these Risk Factors and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the Promissory Notes offered hereby.

Federal Tax Laws Subject to Change. It is possible that the current federal income tax treatment accorded the Company and its noteholders will be modified by legislative, administrative or judicial action in the future. The nature of additional changes in federal income tax law, if any, cannot be determined prior to the enactment of any new tax legislation, the announcement of any new administrative guidance or a final adjudication in court, as applicable. However, any such changes in current federal income tax law could significantly alter the tax consequences and decrease the after-tax rate of return of an investment in the Company. Potential investors, therefore, should seek and must rely on, the advice of their own tax advisors with respect to the possible impact on their investments of recent legislation, as well as any future proposed tax legislation or administrative or judicial action.

State, Local and Foreign Taxes. The Company, as well as the noteholders, may be subject to various state, local and foreign taxes, all of which also are subject to change. Prospective investors are urged to consult their own tax advisors regarding the state, local and foreign tax consequences of investing in the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Chris Reimers is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Russ Vering is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 7.5% WeFunder Fee, 15% Legal and accounting costs 15% Marketing/Advertising, 12.5% Consultant & 50% Equipment.

If we raise: **$1,000,000**

Use of Proceeds: 7.5% WeFunder Fee, 2.5% Legal and Accounting costs, 6% Marketing/Advertising, 3% Consultant, 8% Land Acquisition 5% Preconstruction costs (permitting / survey / materials deposits), & 68% Equipment

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

The company is issuing promissory notes to investors. The principal amount of each note is is the amount invested by the Investor. **Each note will accrue interest at a rate of 17%** (non-compounding, calculated on the basis of a 365-day year and the actual number of days elapsed).

Interest shall accrue on the unpaid balance hereof at an annual rate equal to 17%. Accrued interest shall be due and payable before the last day of each calendar year or the final principal install is due on whichever event comes first. **The principal balance of this promissory note shall be due and payable in (1) installment of the principal amount of the note each 1 day prior to the 3 year anniversary date of the note when the entire unpaid balance of principal and remaining accrued interest shall become due and payable in full.** Payments shall be applied first against accrued interest and the balance against the unpaid principal balance. The Company shall have the right to repay the principal balance hereunder in whole or in part at any time, without premium or penalty; such prepayment shall be applied first against accrued interest, if any, and the balance shall be applied against unpaid principal installments in the reverse order of their maturities.

Early Bird: Investors in the first $100,000 will receive an interest rate of **19%** on the promissory notes.

The notes do not provide investors with any voting rights in the company.

The form of the notes is provided in Appendix B, Investor Contracts. The form of the notes is Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

The terms of the notes cannot be amended.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Units	1,000	1,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Investors in this Offering will not be receiving equity, and therefore, will not be receiving voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These types of changes could limit the Investor's economic rights by causing the Company to pay off the notes the Investor has purchased before their maturity, thereby reducing the aggregate interest paid on the notes to the Investor.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the principal unitholder(s) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the principal unitholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the principal unitholder(s) may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal unitholder(s) also may force the Company to prepay the promissory notes before their maturity date. The principal unitholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. The principal unitholder(s) may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. The principal unitholder(s) may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The principal unitholder(s) have the right to redeem their securities at any time. The principal unitholder(s) could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. The exit of the principal unitholder(s) may affect the value of the Company and/or its viability.

Based on the factors described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes will likely hold a minority position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the Investor will have no independent right to name or remove an officer or member of the management of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities</u>. Following the Investor's investment in the Company, the Company may sell interests to additional investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.

<u>Issuer Repurchase of Securities/Prepayment of Notes</u>. The Company has the right to repay principal and interest on the promissory notes at any time prior to the maturity date. If the Company repays principal and interest on the notes early, Investor will receive fewer interest payments than expected at purchase.

<u>A sale of the issuer or of assets of the issuer</u>. As a noteholder with no voting rights, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the management of the Company to manage the Company so as to maximize value for unitholders and ensure full payment of noteholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investor and other noteholders.

<u>Transactions with related parties</u>. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Schechter Dokken Kanter
Issue date	02/07/20
Amount	$4,000.00
Outstanding principal plus interest	$4,000.00 as of 04/09/20
Interest rate	0.0% per annum
Current with payments	Yes

These fees are related to the company professional accounting fees for year 1. They will be paid back once the company is profitable.

None.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Schechter Dokken Kanter
Amount Invested	$4,000.00
Transaction type	Other
Issue date	02/07/20
Relationship	CPA Accounting Firm

These fees are related to the company professional accounting fees for year 1

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are offering secured debt notes paying 17% APR fixed for three years. We build and own new livestock facilities leased by the world's largest pork producers on 15-yr leases. Our tenants' products can currently be found in Costco, Target, and Walmart.

In five years we would like to own over 300 barns leased on 15-yr contracts to top global protein suppliers which also have ownership in packing plants distributing their products around the world.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Viroment Capital LLC was incorporated in the State of Delaware in January 2020. Viroment USA owns 50% of Viroment Capital, LLC. Viroment Capital USA owns the technology for the manure dewatering which improves the cash flow by 100% (creates a high value natural fertilizer) and a safer/healthier growing/working environment.

Since then, we have:

- High yield 17% APR investor returns fixed for 3 years.

- Agricultural real estate secured by 15-year cash flowing corporate contracts.

- Each project creates 42 permanent jobs in the local community.

Historical Results of Operations

Our company was organized in January 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended February 7, 2020, the Company had revenues of $0.

- *Assets.* As of February 7, 2020, the Company had total assets of $18,200, including $200 in cash.

- *Net Loss.* The Company has had net income of $1,000 for 2020.

- *Liabilities.* The Company's liabilities totaled $19,000 for 2020.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Viroment Capital LLC cash in hand is $1,000, as of March 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 6 months.

Since the date of our financials, we have made positive progression with the finalization and completion of site plans, nutrient management plan and client built-to-suit plan customization. We have also begun the permitting process and secured a letter of intent for a 15-yr leasee contract.

Leasee will tender funds prior to move-in. Bank loans will commence 90 days after move in creating instant and significant cash flows for the project allowing for timely investor quarterly payments and reserves.

We hope (but not guarantee) to begin building our first two barns in July 2020. They are pre-leased and will be completed 90 days thereafter, generating $22,112 in monthly revenue (we hope). The funds we raise in this Offering will be used for two more barns, which we can begin to produce for $100,000. For additional capital, we plan on utilizing the income from the first two barns.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.viroment.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Viroment 17% Simple Loan
- Early Bird Viroment 19% Interest Loan (Early Bird)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Chris Reimers
- Chris Reimers
- Paul Koenig
- Russ Vering

Appendix E: Supporting Documents

- Viroment_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Viroment 17% Simple Loan
- Early Bird Viroment 19% Interest Loan (Early Bird)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Chris Reimers
- Chris Reimers
- Paul Koenig

Russ Vering

Appendix E: Supporting Documents

Viroment_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Viroment Capital LLC

By

Paul Koenig

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Russ Vering

Vice President

7/14/2020

Chris Reimers

Chief field officer

7/14/2020

Paul Koenig

Chief Executive Officer

7/14/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.